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                          July 8, 2021

       Simon Burton
       Chief Executive Officer
       Greenlight Capital Re, Ltd.
       65 Market Street, Suite 1207, Jasmine Court
       P.O. Box 31110
       Camana Bay
       Grand Cayman, KY1-1205
       Cayman Islands

                                                        Re: Greenlight Capital
Re, Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed on July 1,
2021
                                                            File No. 333-257613

       Dear Mr. Burton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Susan
Block at 202-551-3210 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance